Premier Oil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com


10015421

11th March 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 11th March 2010.

"Oil discovery on Blåbaer".

Yours faithfully



for Stephen Huddle
Company Secretary

Enc

SEC Mail Processing Section
MAR 17 2010
Washington, DC
110

3/25

Premier Oil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier")

Oil discovery on Blåbaer

As announced by the Norwegian Petroleum Directorate today, Premier is pleased to note that BG Norge AS, operator of production licence 374 S, is in the process of completing the drilling of wildcat well 34/5-1 S, located about 25 km northeast of the Snorre field in the North Sea.

The primary exploration target for the well was to prove petroleum in Lower Jurassic reservoir rocks (the Cook formation). The secondary exploration target was to prove petroleum in Lower Jurassic to Upper Triassic reservoir rocks (the Statfjord formation).

Oil was proven in the Cook formation, while the Statfjord formation was dry. The licensees will consider the resource potential by drilling an appraisal well as a sidetrack from well 34/5-1 S.

The well was not formation-tested, but extensive data acquisition and sampling have been carried out. 34/5-1 S is the first exploration well in production licence 374 S, which was awarded in APA 2005.

The well was drilled to a vertical depth of 3712 metres below the sea surface, and was terminated in the Statfjord formation.

The water depth at the site is 387 metres. After the appraisal well is drilled, well 34/5-1 S will be permanently plugged and abandoned.

Well 34/5-1 S was drilled by the *Borgland Dolphin* drilling facility, which will now drill appraisal well 34/5-1 A on the discovery.

Premier holds 15% equity in the Blocks 34/2c and 34/5c which contain the Blåbaer prospect. The other partners are BG (45% and operatorship), Wintershall (20%) and Petoro AS (20%).

11 March 2010

Enquiries

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR **Tel: 020 7337 1500**
James Henderson
Gavin Davis
Evgeniy Chuikov